

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 24, 2009

By U.S. mail and facsimile to (713) 993-4611

Mr. Rick Berry, Chief Financial Officer
Sanders Morris Harris Group Inc.
600 Travis, Suite 5800
Houston, TX 77002

> **RE:** **Sanders Morris Harris Group Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 0-30066**

Dear Mr. Berry:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief